Exhibit (a)(113)
Michael Molinini Chief Operating Officer Airgas, Inc. 259 North Radnor-Chester Road Suite 100 Radnor, PA 19087 http://www.airgas.com

December 22, 2010

Dear Valued Customer:

On December 9, 2010, Air Products announced a revised unsolicited tender offer to acquire all outstanding common shares of Airgas at a price of $70.00 per share.  After careful consideration with its independent financial and legal advisors, our Board of Directors unanimously rejected the revised offer and recommended that Airgas stockholders not tender their shares.  The press release Airgas issued detailing the reasons for the Board’s decision is attached.

You are an important partner to us and we value your business. I want to assure you that the latest developments in Air Products’ hostile takeover attempt will have no impact on our ability to continue meeting and exceeding your expectations.  We remain focused on providing you with the same quality products and services that you have come to expect from Airgas.  As always, we are committed to being your partner of choice and the most customer-centric company in the industry.

We will continue to update you with information regarding the Air Products offer, as appropriate.  In the meantime, if you would like additional information please visit our website at www.airgas.com or feel free to reach out to your local Airgas representatives.

Thank you for your continued confidence in Airgas.  As always, we sincerely appreciate your business.

Sincerely,

Michael Molinini

Chief Operating Officer

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This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., Airgas has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov. Also, materials related to Air Products’ Unsolicited Proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: http://investor.shareholder.com/arg/airgascontent.cfm.

This communication contains statements that are forward looking. Forward-looking statements include the statements identified as forward-looking in the Company’s press release announcing its quarterly earnings, as well as any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include the factors identified in the Company’s press release announcing its quarterly earnings, as well as other factors described in the Company’s reports, including its March 31, 2010 Form 10-K, subsequent Forms 10-Q, and other forms filed by the Company with the Securities and Exchange Commission. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. The Company is not waiving any other defenses that may be available under applicable law.